SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras) hereby informs its shareholders and the market in general that, received on October 02, 2017, from Comissão de Valores Mobiliários - CVM, the official letter nº 326/2017/CVM/SEP/GEA-1, requesting enlightening about the news published by Valor Econômico journal on 10.02.2017, under the title “New Tucuruí Contract becomes decisive for Eletrobras offer” and “Government intends to auction Eletrobras’ distribution companies for a symbolic value of R$ 1”, as transcribed at the end of this market announcement.

In compliance with the abovementioned Official Letter, the Company clarifies the following:

1.   As stated on the Relevant Facts disclosed on August 21 and 22, 2017 and on the Market Announcement disclosed on August 22, 2017, Eletrobras’ privatization still depends on governmental authorizations, evaluation of authorizations and legal procedures, contractual and regulatory, that it will be necessary in Brazil and abroad. Besides that, it is still necessary the evaluation of the model to be adopted and the manager indication, which has not yet been informed by the controlling shareholder to Eletrobras;

2.   Regarding the news about Eletrobras’ distribution companies, called Companhia Energética de Alagoas (Ceal), Companhia Energética do Piauí (Cepisa), Companhia de Eletricidade do Acre (Eletroacre), Amazonas Distribuidora de Energia SA, Boa Vista Energia SA (Boa Vista) and Centrais Elétricas de Rondônia SA (Ceron), according to the market announcement published on September 27, 2017, Eletrobras received from Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the managing bank of the National Privatization Fund - FND, privatization model studies, however it is necessary that such studies be analyzed and approved by the CPPI - Council of the Investment Partnership Program. Only after publication of a resolution by CPPI, defining the minimum conditions of privatization, Eletrobras may call an Extraordinary General Meeting (AGE) for deliberation of the matter.

Rio de Janeiro, October 03, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 326/2017/CVM/SEP/GEA-1

“Subject: Request for clarification on news

Dear Officer,

1.    In reference to the news published on 10.02.2017, in Valor Econômico journal, under the title “New Tucuruí Contract becomes decisive for Eletrobras offer”, in which summarizes the following statements:

“The Tucuruí (PA) plant, with 8,370 megawatts of installed capacity, became a key element to define the amounts involved in Eletrobras’ privatization and how much the National Treasury could collect from the operation.

The hydroelectric plant concession expires in 2024. There are discussions in the government about the possibility of extending in advance, for 30 years, Tucuruí’s contract.

The theme came up on Friday, in a meeting held between members of the economic team and the Ministry of Mines and Energy to advance in the state's privatization model. The understanding is that if the plant in the Tocantins River has its concession renewed now, the values that can be obtained have the potential to rise sharply. There are still no decision about the subject.

[...]

Government intends to auction Eletrobras’ distribution companies for a symbolic value of R$ 1

The federal government intends to auction six Eletrobras’ distribution companies for the symbolic value of R$ 1.00, which Valor Econômico journal calculated with a source with knowledge about subject. According to her, the company in the sector that proposes the lowest tariff for the energy service will win the dispute.

Still according to the source, who confirmed news circulating in the market, the auction will be held in the first quarter of next year. The possibility of holding the event in early 2018 was being accepted by the Minister of Mines and Energy, Fernando Coelho Filho, and Eletrobras’ president, Wilson Ferreira Jr. Initially, the state’s plan and the schedule disclosed in the Investment Partnership Program (PPI) indicated that the assets were goin to be bid by the end of the year.

The auction will involve the following Eletrobras’ distribution companies: Cepisa (PI), Ceal (AL), Eletroacre (AC), Ceron (RO), Boa Vista Energia (RR) and Amazonas Energia (AM). These companies belonged to state governments and were federalized in the late 1990s because they were not in a position to arouse the interest of private groups in the privatization plan launched at that time.

In the past, the expectation was that Eletrobras would recover the companies, so that they were finally privatized. In practice, some of their management even got worse, becoming an even greater liability for the state-controlled company.

[...]”

MARKET ANNOUNCEMENT

2.    In reference to the news stated above, we request a statement from the company regarding the highlighted statement, commenting about the informations considered important about this subject.

3.    In addition, as stated in CVM Instruction No. 358/2002, article 4, sole paragraph, provides for the obligation to inquire of the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to the market in order to ascertain whether they know information that should be disclosed to the market;

4.    The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/B3, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

5.    The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this official letter, sending exclusively by email, until 10/03/2017, notwithstanding the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

Sincerely,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.